ANNOUNCEMENT

SENIOR MANAGEMENT PROMOTIONS

Toronto, February 20, 2003 – GOLDCORP INC. (GG:NYSE;G:TSX) is pleased to announce the promotions of R. Bruce Humphrey to Senior Vice President and Chief Operating Officer and Brad J. Boland to Vice President, Finance these promotions represent a key step in our positioning of Goldcorp for its next phase of growth.

Bruce joined Goldcorp in April 1998 with a mandate to drive the design, construction and operation of our new Red Lake Mine.  He has executed these responsibilities superbly.  Brad joined Goldcorp in August 1998.  Since then he has demonstrated strong financial and management skills and focus.  He will be assuming many of the duties previously done by Halina McGregor, (formerly VP, Finance and CFO), who has left to pursue other goals.

Goldcorp’s Red Lake Mine is the richest gold mine in the world.  The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings.  GOLDCORP is completely UNHEDGED and pays a dividend six times a year.  Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:

Corporate Office:

Chris Bradbrook

145 King Street West

Vice President, Corporate Development

Suite 2700

Telephone: (416)865-0326

Toronto, Ontario

Fax: (416)361-5741

M5H 1J8

e-mail: info@goldcorp.com

website: www.goldcorp.com